Exhibit 21

Subsidiaries

The company’s principal subsidiaries as of September 30, 2012 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiaries	State/country of organization or incorporation
ALSA Dosimetria, S. de R.L. de C.V.	Mexico
Beijing-Landauer, Ltd.	China
Epsilon Landauer Dozimetri Teknolojileri Sanayi ve Ticaret A.S.	Turkey
IZI Medical Products, LLC	Delaware
Landauer Australasia Pty Ltd.	Australia
Landauer Medical Physics	Delaware
Landauer Nordic AB	Sweden
Landauer-Europe, Ltd. and subsidiary	United Kingdom
Nagase-Landauer, Ltd.	Japan
SAPRA-Landauer, Ltda.	Brazil
Yamasato, Fujiwara, Higa & Associates, Inc.	Hawaii